Kingly Chateau Corporation
Unit1705 A, 17 Floor,
Tower1, Silvercord Plaza, No. 30 Canton Road,
TST, Kowloon, Hong Kong.
Tel     852 - 2957 8088
Fax    852 - 2957 8018

August 9, 2011

Tom Kluck
Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Kingly Chateau Corporation
Amendment No. 3 to Registration Statement on
Form 10
Filed July 19, 2011
File No. 000-54396

Dear Mr. Kluck:

Kingly Chateau Corporation submits this letter to you in response to your letter of August 5, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 4 to the end of this letter.

COMMENT:

General

1. We note your response to comment 2 of our letter dated July 14, 2011 and the revised disclosure on page 16 that a transaction with you will minimize several barriers. Please clarify how the listed barriers are eliminated even though a Form 8-K with Form 10 disclosure would be required. Also, clarify how you would provide personnel and legal assistance.

RESPONSE:

We acknowledge and accept your comment and have revised our statements on page 12 and 13 as follows.

“We presently have no immediate funds available for any target business due to our financial position. We believe a target business may be interested in a business combination with us because we may help minimize some of the barriers to capital formation and certain expenses that otherwise exist as addressed in the comparison below. Such barriers to entry may include lack of availability of personnel, including legal, necessary to draft and complete a registration statement, time constraints requiring the private business and its management to dedicate their time and efforts on business operations rather than all the necessary procedures and drafting of a registration statement as well as a lack of a shareholder base required for a public listing. Most private businesses and their management do not have the experience and the time to dedicate to filing a registration statement and the ability to then wait the time period for comments as well as formulating responses to such comments. We have dedicated numerous man-hours in order to become a reporting company and with this time, we have also gained experience that most private companies would not have. Our current management and legal council have agreed to assist in the preparation of the necessary documents to be filed with the Securities sand Exchange Commission if a suitable acquisition candidate is found. Moreover,. while such target businesses will incur expenses associated with reporting requirements, such as a super 8-K containing information similar to that in a registration statement on Form 10, such target companies will avoid the time delays and significant expense which may occur in a typical public offering. Moreover, by merging with us, a target business may be in a better position, either to then conduct a future public offering of its securities, or to undertake a private placement with registration rights, than if it were a privately held company. Further, a business combination with us may help minimize the liquidity discounts a target business may otherwise have to take in a future financing because investors will have a higher degree of confidence public information requirement will be satisfied and a public market may exist for their shares.

We present below a comparison of the procedures and relevant expenses associated with an IPO or a merger:

Due Diligence:

1.  IPO.  Many smaller companies desiring to go public were not originally incorporated with the idea of taking the company public. As a result, the first step in going public through an IPO is a review of the existing corporate structure. Most often, private companies will need to make structural changes. Approximately $2,500 to $3,500 and two weeks.

2.  Merger. Although not as critical as in the IPO route since the private company entity does not become the public company, there is still a due diligence process. However, this review is primarily related to the securities offerings and sale of the company due to the fact that these shareholder will be exchanging their shares for shares of the public company. Approximately $1,500 to $2,000 and one week.

Private Offering

1.  IPO.  Many smaller companies desiring to go public either do not have the money necessary to pay for the initial costs involved or the required number of shareholders to go public or both. Therefore, quite often, the private company will need to conduct a private offering of its securities in order to raise the money it needs to go public and obtain the desired number of shareholders. This step has a variety of factors in play depending on the money the company needs or wants to raise and the number of shareholders it had or needs. The funds required include strategizing the offering, preparation of the private placement memorandum, monitoring the offering (escrowing the offering proceeds), closing the offering, researching blue sky exemptions, etc. Approximately $30,000 and six weeks.

2.  Merger.  A private offering will not be required. Once we have identified the private company, the merger transaction needs to be properly documented. The deal documents need to be structured properly to ensure the private company shareholders are protected as much as possible from contingent losses and any non-disclosure issues. Approximately $10,000 and two weeks.

 Registration Statement/Super “Form 10” 8-K

1.  IPO.  The company will be filing an S-1 registration statement, which requires an audit of the company’s financial statements (normally the last two fiscal years plus a review of any stub period in the current fiscal year). The S-1 registration statement will register most of the company’s shares of common stock held by non-affiliates enabling those shareholders to have the restrictive legend removed from the share certificates upon sale in the market pursuant to the S-1 registration statement upon effective date with the SEC. This provides the shareholder base and free-trading shares as necessary. Approximately $60,000, which includes legal fees and audit fees, and 16 weeks.

2.  Merger. If the shell company that is merger with is strictly a shell, then within four business days after the close of the transaction the public company must file a Form 8-K, which includes a description of the transaction as well as Form 10 information. Regarding the private company operations that have become the operations of the public company. The company must include audited financial statements for the past two years plus reviewed financial statements of any stub periods in the Super 8-K, which should be completed prior to the close of the transaction. Approximately $20,000 and one week.

DTC Eligibility

1.  IPO.  Once the S-1 registration statement is effective, the next step is the filing of a 15c2-11 with FINRA, which goes through a review and comment period with FINRA. This is technically done by a market maker on behalf of the company. Once the company receives approval from FINRA on the 15c2-11 application, it can apply through a broker for DTC eligibility. The issues are finding the right broker and clearing firm combination.  Approximately $10,000 to $20,000 and ten weeks.

2. Merger.  Typically, this process is not necessary with regards to the public company.

As outlined above, the IPO costs approximately $100,000 to $150,000 in fees and takes approximately eight to twelve months  The merger process costs approximately $40,000 to $50,000 in fees and takes approximately six weeks to close the transaction and an additional two weeks pertaining to post-closing filings.”

COMMENT:

2. In connection with your response to comment 2, you state that target companies will be able to avoid time delays, expenses, and loss of voting control. Please clarify why a target company would be subject to such items if it filed its own Form 10 instead of merging with you.

RESPONSE:

We acknowledge and accept your comment and have revised our statements on page 12 and 13 as above response to comment 1.  We have specifically removed reference to loss of voting control after staff’s comments.

COMMENT:

3. We note your response to comment 1. Please revise your Item 403 of Regulation S-K disclosure to reflect the issuance of 10 million shares. If you determine that you are a subsidiary of OTC Investment Management Group, please revise your disclosure to reflect such ownership and structure. If not, please tell us your basis for such determination.

RESPONSE:

We acknowledge and accept your comment and have revised the "ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" as follows:

Name and Address	Beneficial Ownership	Of Class

TUNG Yee Shing (1) Rm 1016, Chun Ying Hse, Ko Chun Ct, Yao Tong Hong Kong, Hong Kong	6,000,000	36.1%
OTC Investment Management Group Inc.	10,000,000	60.2%

(1)	TUNG Yee Shing serves as President, Secretary, Officer, Treasurer and Director of the Company.
(2)	TUNG Yee Shing is the sole owner and officer of OTC Investment Management Group Inc. and has sole dispositive and voting rights.

Additionally, OTC does not own 100% of our common stock and therefore is not a wholly owned subsidiary.

COMMENT:

Item 10. Recent Sales of Unregistered Securities, page 21

4. If you relied on Regulation D for your recent sale to the 39 investors, please clarify the specific rule you relied upon and your factual basis for such reliance. If you instead specifically relied on Section 4(2) of the Securities Act, please revise to discuss how you determined that the purchasers had the sufficient sophistication to evaluate their investment decision.

RESPONSE:

We acknowledge and accept your comment and revised that paragraph to state our correct exemption as Regulation S of the Securities Act of 1933 as each investor is a Chinese resident:

"Between June 23, 2011 and July 1, 2011 we issued an aggregate of 612,500 restricted shares of our common stock to 39 non-U.S. investors in exchange for $6,160 in cash pursuant to the terms and conditions set forth in a certain Private Placement Memorandum (the “Private Placement Memorandum”). Such shares were issued pursuant to an exemption from registration pursuant to Regulation S of the Securities Act of 1933. These shares of our common stock qualified for exemption under Regulation S since the investors were all citizens of the Republic of China and such issuance of the shares by us did not involve a public offering. The offering was not a "public offering" due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." A Copy of the Board Minutes approving the issuance of Common Shares at $0.01 per share is attached hereto as Exhibit 10.3."

Sincerely,

/s/ TUNG Yee Shing
TUNG Yee Shing